SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 27, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐       Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐       No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____.)
Enclosed:
Information Circular 2009

IVANHOE MINES LTD.
SPECIAL MEETING OF SHAREHOLDERS OF
IVANHOE MINES LTD.
TO BE HELD ON OCTOBER 20, 2009

REGARDING AN AMENDMENT TO
THE PRIVATE PLACEMENT AGREEMENT
WITH
RIO TINTO INTERNATIONAL HOLDINGS LIMITED
Notice of Special Meeting
and
Management Information Circular
September 21, 2009

IVANHOE MINES LTD.
World Trade Centre
Suite 654 — 999 Canada Place
Vancouver, British Columbia, V6C 3E1
NOTICE OF SPECIAL MEETING
NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of shareholders of IVANHOE MINES LTD. (the “Company” or “Ivanhoe”) will be held on Tuesday, October 20, 2009 at 9:00 AM local time, in Suite 629 — 999 Canada Place, Vancouver, British Columbia for the following purposes:
1.
to consider and, if thought appropriate, pass an ordinary resolution (the “PPA Amending Agreement Resolution”) authorizing and approving an agreement dated September 21, 2009 amending the Private Placement Agreement dated October 18, 2006 between the Company and Rio Tinto International Holdings Limited (“Rio Tinto”), as previously amended November 16, 2006 and October 24, 2007, (the “Private Placement Agreement”) extending the expiry date of Rio Tinto’s right and obligation to complete the Second Tranche Private Placement (as defined in the Private Placement Agreement), all as more particularly described in the accompanying Management Information Circular; and

2.	to transact such other business as may properly come before the Meeting or at any adjournment thereof.
A description of the terms of the Second Tranche Investment is included in the Management Information Circular which accompanies this Notice. The full text of the PPA Amending Agreement Resolution is set out in Exhibit “A” to the accompanying Management Information Circular.
The Board of Directors has fixed September 18, 2009 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, the special meeting of the shareholders of the Company and at any adjournment thereof.
The Management Information Circular and a form of proxy accompany this Notice of Meeting.
A shareholder who is unable to attend the Meeting in person and who wishes to ensure that his or her shares will be voted at the Meeting is requested to complete, date and execute the enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Information Circular under the heading “General Proxy Information”.
DATED at Vancouver, British Columbia, September 21, 2009.
BY ORDER OF THE BOARD
(Signed) BEVERLY A. BARTLETT
Vice President and Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR
OF
IVANHOE MINES LTD.
No person is authorized to give any information or to make any representation not contained in this Management Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Management Information Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.
GLOSSARY OF TERMS AND EXPRESSIONS
The following glossary of terms and expressions used in this document is provided for ease of reference.
“Anti-Dilution Warrants” means share purchase warrants exercisable to acquire Common Shares issued to Rio Tinto pursuant to Rio Tinto’s exercise of its pre-emptive rights under the Private Placement Agreement.
“Approved OT Investment Contract” currently means an OT Investment Contract that has been approved by the Company’s board of directors and that is mutually acceptable to Company and Rio Tinto, acting reasonably, but if the PPA Amending Agreement Resolution is passed at the Meeting, “Approved OT Investment Contract” will thereafter mean any OT Investment Contract to which Ivanhoe or a subsidiary of Ivanhoe becomes a party in respect of which (i) Rio Tinto or an affiliate of Rio Tinto is also a party thereto or, if neither Rio Tinto nor any of its affiliates is a party thereto, Rio Tinto has given notice to Ivanhoe that such OT Investment Contract is acceptable to Rio Tinto, and (ii) all conditions precedent set out in such OT Investment Contract have been satisfied or waived such that all of the provisions of such OT Investment Contract have become effective in accordance with their terms.
“Approved OT Investment Contract Date” currently means the latest of (i) the date upon which Ivanhoe, or a subsidiary of Ivanhoe, enters into the Approved OT Investment Contract, (ii) the date upon which the Ivanhoe board of directors approves the Approved OT Investment Contract and (iii) the date upon which Rio Tinto notifies Ivanhoe that the Approved OT Investment Contract is acceptable but, if the PPA Amending Agreement Resolution is passed at the Meeting, “Approved OT Investment Contract Date” will thereafter mean the latest of (i) the date upon which Ivanhoe, or a subsidiary of Ivanhoe, enters into an OT Investment Contract, (ii) if Rio Tinto or any of its affiliates is a party thereto, the date upon which Rio Tinto, or such an affiliate, enters into such OT Investment Contract, (iii) if neither Rio Tinto nor any of its affiliates is a party thereto, the date upon which Rio Tinto has given notice to Ivanhoe that such OT Investment Contract is acceptable to Rio Tinto and (iv) the date upon which all conditions precedent set out in such OT Investment Contract have been satisfied or waived such that all of the provisions of such OT Investment Contract have become effective in accordance with their terms.
“Common Shares” means common shares without nominal or par value in the capital of the Company, as presently constituted.
“Contract Assignment Arrangement Agreement” means an agreement dated as of August 13, 2008 among the Company, IMMI and Rio Tinto Alcan.
“Credit Agreement” means the credit agreement dated as of October 24, 2007, as amended, between the Company, as borrower, and Rio Tinto, as lender.

“Credit Facility” the non-revolving convertible credit facility in the principal amount of US$350,000,000 created pursuant to the Credit Agreement.
“Expiry Acceleration Notice Date” means any of November 27, 2009, December 27, 2009, January 27, 2010 or February 27, 2010.
“First Tranche Investment” means the 37,089,883 Common Shares issued to Rio Tinto on October 27, 2006 under the Private Placement Agreement.
“IMMI” means Ivanhoe Mines Mongolia Inc. LLC, a company incorporated under the laws of Mongolia and an indirect, wholly-owned subsidiary of the Company.
“Ivanhoe Control Transaction” means a transaction which would result, if consummated, in a person or group of persons, acting jointly or in concert, acquiring beneficial ownership of more than 50% of the outstanding Common Shares.
“Ivanhoe” or the “Company” means Ivanhoe Mines Ltd., a corporation continued under the YBCA.
“Ivanhoe Convertible Securities” means securities of Ivanhoe which are convertible into, exchangeable for or exercisable to acquire, Common Shares.
“Management Information Circular” means this management information circular to be sent to shareholders of Ivanhoe in connection with the Meeting.
“Meeting” means the special meeting of the holders of Common Shares and any adjournment thereof, to be held to consider and, if thought appropriate, to approve the PPA Amending Agreement Resolution, and to transact such other business as may properly come before the Meeting or any adjournment thereof.
“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.
“Notice of Meeting” means the notice of the Meeting to the holders of Common Shares which accompanies this Management Information Circular.
“OT Investment Contract” means a legally binding and unconditional investment agreement with the Government of Mongolia pursuant to the applicable laws of Mongolia that:
(a)
includes terms granting legal, administrative and tax stability to the stakeholders of the OT Project for a certain period of time and guaranteeing that the legal, administrative and/or tax framework in force in Mongolia when the investment contract is entered into will remain unmodified for the term of the investment contract notwithstanding any modification, either introduced by law or regulations, enacted after the execution of the investment contract; and

(b)	has, to the extent required by applicable law, been approved, ratified, consented to or otherwise authorized by all relevant governmental authorities in Mongolia.
“OT Project” means the Oyu Tolgoi copper and gold mineral development project and all associated infrastructure wheresoever situated.

“PPA Amending Agreement” means the agreement dated September 21, 2009 between the Company and Rio Tinto amending the Private Placement Agreement to, among other things, extend the Second Tranche Expiry Date.
“PPA Amending Agreement Resolution” means an ordinary resolution, the text of which is set out in Exhibit “A” to this Management Information Circular.
“Private Placement Agreement” means the private placement agreement dated October 18, 2006, as amended November 16, 2006, October 24, 2007 and September 21, 2009 between the Company and Rio Tinto.
“Private Placement Warrants” means the Series A Warrants, the Series B Warrants, the Series C Warrants, the Anti-Dilution Warrants, or any of them, as the context requires.
“Put Agreement” means an agreement dated as of August 13, 2008 among the Company, IMMI and Rio Tinto Alcan.
“Record Date” means the record date for determining holders of Common Shares eligible to vote at the Meeting, being September 18, 2009.
“Rio Tinto” means Rio Tinto International Holdings Limited, a company incorporated under the laws of England and Wales and a member of the Rio Tinto Group.
“Rio Tinto Alcan” means Rio Tinto Alcan Pte. Ltd., a corporation incorporated under the laws of Singapore and a member of the Rio Tinto Group.
“Rio Tinto Group” means Rio Tinto plc (incorporated in England), Rio Tinto Limited (incorporated in Victoria, Australia) and any other corporation in which Rio Tinto plc, and/or Rio Tinto Limited owns or controls, directly or indirectly, more than 50% of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of the corporation.
“Second Tranche Expiry Date” currently means October 27, 2009 but, if the PPA Amending Agreement Resolution is passed at the Meeting, “Second Tranche Expiry Date” will mean the earlier of (i) the thirtieth (30th) day following any Expiry Acceleration Notice Date upon which Ivanhoe gives notice to Rio Tinto that Rio Tinto’s right, and its obligation, to complete the Second Tranche Investment will terminate as of the thirtieth (30th) day following such Expiry Acceleration Notice Date, and (ii) April 27, 2010.
“Second Tranche Investment” means the 46,304,473 Common Shares, plus such number of additional Common Shares as may be issued pursuant to any exercise of the Top Up Option, issuable to Rio Tinto under the Private Placement Agreement.
“Series A Warrants” means the Series A Warrants issued to Rio Tinto on October 27, 2006 under the terms of the Private Placement Agreement, the terms of which are more particularly described under the heading “Existing Contractual Arrangements between the Company and Rio Tinto Group — Private Placement Agreement”.

“Series B Warrants” means the Series B Warrants issued to Rio Tinto on October 27, 2006 under the terms of the Private Placement Agreement, the terms of which are more particularly described under the heading “Existing Contractual Arrangements between the Company and Rio Tinto Group — Private Placement Agreement”.
“Series C Warrants” means the Series C Warrants issued to Rio Tinto on October 29, 2007 in connection with the Credit Agreement, the terms of which are more particularly described under the heading “Existing Contractual Arrangements between the Company and Rio Tinto Group — Credit Agreement”.
“Technical Committee” means a committee established under the terms of the Private Placement Agreement through which Rio Tinto and the Company consult with one another with respect to the development, operation and management of the OT Project.
“Top Up Option” means an option in favour of Rio Tinto under the Private Placement Agreement exercisable in conjunction with the Second Tranche Investment to purchase additional Common Shares if the Common Shares issued in the Second Tranche Investment represent less than 9.95% of the then issued and outstanding Common Shares.
“TSX” means the Toronto Stock Exchange.
“Warrant Determination Date” means the earlier of (i) the date upon which the Company, or a subsidiary of the Company, enters into an Approved OT Investment Contract, and (ii) October 27, 2009.
“YBCA” means the Yukon Business Corporations Act, as amended.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This Management Information Circular includes “forward-looking statements”. All statements, other than statements of historical fact, included in this Management Information Circular that address activities, events or developments that Ivanhoe expects or anticipates will or may occur in the future, including such things as future business strategy, goals, expansion and growth of Ivanhoe’s business and the OT Project, operations, plans and other such matters are forward-looking statements. When used in this Management Information Circular, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements.
These forward-looking statements include statements with respect to: fluctuation of mineral prices, foreign currency fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, political risks, statutory and regulatory compliance, changes to laws, regulations and permits governing operations and activities of mining companies, industrial accidents, labour disputes, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, repatriation of earnings to Canada from other jurisdictions, dependence on key management employees, conflicts of interest, significant and increasing competition in the mining industry, stock price and volume volatility and the timing of a future Approved OT Investment Contract. There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Management Information Circular. Although Ivanhoe believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Please refer to “Risk Factors” in this Management Information Circular. Readers should not place undue reliance on forward-looking statements.
GENERAL PROXY INFORMATION
Solicitation of Proxies
This Management Information Circular is furnished to the holders of Common Shares (“shareholders”) of the Company by management in connection with the solicitation of proxies to be voted at the Meeting to be held at 9:00 AM, local time, on Tuesday, October 20, 2009 in Suite 629 — 999 Canada Place, Vancouver, British Columbia, and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.
The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. All costs of this solicitation will be borne by the Company.
The Board of Directors of the Company has fixed the close of business on September 18, 2009 as the record date, being the date for the determination of the registered shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).
Unless otherwise stated, the information contained in this Management Information Circular is as of September 14, 2009. All dollar amounts are expressed in Canadian dollars (“Cdn.$”) or United States dollars (“US$”), as indicated.

Appointment of Proxyholders
A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.
The individuals named in the enclosed form of proxy are directors and/or officers of the Company. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the enclosed form of proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy.
A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Common Shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.
An appointment of a proxyholder or alternate proxyholders will not be valid unless a form of proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, is deposited with CIBC Mellon Trust Company, by facsimile to (416) 368-2502 or 1-866-781-3111, by mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1 Attention: Proxy Department, or by hand to The Oceanic Plaza, 1600 — 1066 Hastings Street, Vancouver, British Columbia, V6E 3X1, and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.
Revocation of Proxies
A shareholder who has given a proxy may revoke the proxy:
(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing;
(i)	with CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used;
(ii)	at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the proxy is to be used; or
(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof; or
(b)	in any other manner provided by law.
A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion
The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction in respect of a particular matter, such Common Shares will be voted in favour of such matter. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this Management Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxyholders.
Votes Necessary to Pass Resolutions
The Company’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by proxy the holder or holders of, common shares carrying, in the aggregate, not less than thirty-three and one-third percent (33-1/3%) of the votes eligible to be cast at the Meeting.
Under the YBCA, a majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds of the votes cast at the Meeting is required to pass a special resolution.
At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass the PPA Amending Agreement Resolution. The PPA Amending Agreement Resolution is an ordinary resolution and, as such, requires approval by a majority of the votes cast by shareholders at the Meeting (excluding any votes cast by the Rio Tinto Group).
Voting by Non-Registered Shareholders
Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either:
•
in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or

•	in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.
In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Management Information Circular and a form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:
•
a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

•
a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, The Oceanic Plaza, 1600 — 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
A Non-Registered Shareholder may revoke a form of proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.
Voting Shares and Principal Holders
The Company’s authorized capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value (“Preferred Shares”).

As of September 14, 2009, the Company had issued 378,278,376 fully paid and non-assessable Common Shares without par value, each carrying the right to one vote. As of such date, no Preferred Shares were issued or outstanding. To the knowledge of the Company’s management, the Rio Tinto Group holds 37,333,655 Common Shares, representing 9.87% of the Company’s issued and outstanding Common Shares. Votes cast at the Meeting in respect of any Common Shares beneficially owned by the Rio Tinto Group will not be counted in determining whether or not the PPA Amending Agreement Resolution has been passed by the requisite majority of the votes cast.
A holder of record of one or more Common Shares on the securities register of the Company on the Record Date who either attends the Meeting personally or deposits a proxy in the manner and subject to the provisions described above will be entitled to vote or to have such Common Shares voted at the Meeting, except to the extent that:
•	the shareholder has transferred the ownership of any such Common Shares after the Record Date; and
•
the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred Common Shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares, the approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Company represented by such Common Shares and the Common Share ownership by the current directors and senior officers of the Company as a group are:

	Number of Common Shares		Percentage of Common
Name of shareholder	owned, controlled or directed		Shares outstanding
Robert M. Friedland	96,881,622	(1)	25.6%
Singapore
Directors and senior officers as a group(2)	97,625,992	(3)	25.8%

(1)
Common Shares are held directly (as to 19,810,801 shares) and indirectly through Newstar Securities SRL (as to 30,818,992 shares) and Goldamere Holdings SRL (as to 46,251,829 shares), each company beneficially owned and controlled as to 100% by Robert M. Friedland.

(2)	Common Shares held by the directors and senior officers as a group do not include 10,959,500 unissued Common Shares issuable upon the exercise of incentive stock options.

(3)	Includes 96,881,622 Common Shares held, directly and indirectly, by Robert M. Friedland.
Interest of Certain Persons in Matters to be Acted Upon
No person who has been a director or senior officer of the Company at any time since the beginning of its last completed financial year, or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular.
RISK FACTORS
Shareholders should carefully consider the risk factors set forth in the section entitled “General Development of the Business — Risk Factors” on pages 14 to 25 in the Company’s Annual Information Form for the year ended December 31, 2008 which are incorporated by reference in this Management Information Circular.

AMENDMENTS TO PRIVATE PLACEMENT AGREEMENT
PPA Amending Agreement
On September 21, 2009, the Company and Rio Tinto entered into the PPA Amending Agreement, which amends certain terms of the Private Placement Agreement. The primary purpose of the PPA Amending Agreement is to extend the Second Tranche Expiry Date, which is currently October 27, 2009, to allow additional time for the signing, and the fulfillment of any conditions precedent to the effectiveness, of an OT Investment Contract.
Under the terms of the PPA Amending Agreement, the Company and Rio Tinto have agreed, subject to approval of the PPA Amending Agreement Resolution by disinterested shareholders at the Meeting, to extend the Second Tranche Expiry Date in successive thirty (30) day increments, at the discretion of the board of directors of the Company, until the earlier of (i) the Approved OT Investment Contract Date, or (ii) April 27, 2010. If, at the end of any incremental thirty (30) day extension, the Company’s board of directors elects not to continue extending the Second Tranche Expiry Date, Rio Tinto will have thirty (30) days thereafter to elect to complete the Second Tranche Investment. Unless the Approved OT Investment Contract Date occurs during that thirty (30) day period (in which case Rio Tinto would become obliged to complete the Second Tranche Investment), Rio Tinto’s right and its obligation to complete the Second Tranche Investment would expire as of the end of such thirty (30) day period.
The PPA Amending Agreement also provides that, during the period commencing on the date that the PPA Amending Agreement Resolution is passed and ending on the earliest of (i) the Approved OT Investment Contract Date, (ii) the Second Tranche Expiry Date, (iii) the date upon which Rio Tinto notifies the Company that Rio Tinto is electing to complete the Second Tranche Investment in the absence of an Approved OT Investment Contract, or (iv) the date on which an OT Investment Contract that has not become an Approved OT Investment Contract is terminated for any reason including that the conditions precedent have not been fulfilled or waived, Rio Tinto’s existing right of first offer under the Private Placement Agreement will not apply to equity financing transactions undertaken by the Company provided that such transactions meet certain conditions. For example, such transactions must fall within defined pricing parameters, the total number of Common Shares issued in such transactions cannot exceed, in aggregate, nine and nine-tenths per cent (9.9%) of the total number of Common Shares issued and outstanding after such transactions are completed, no Ivanhoe Convertible Securities can be issued as part of such transactions, subscribers cannot receive any additional special rights, such as board representation rights, pre-emptive rights or rights in respect of the OT Project, persons who are not institutional or retail investors are restricted in terms of the extent to which they can participate in such transactions and the Company must use at least 90% of the proceeds from such transactions to fund expenditures in respect of the OT Project.
The PPA Amending Agreement also amends the definitions of “Approved OT Investment Contact” and “Approved OT Investment Contact Date”. See “Glossary of Terms and Expressions”. The PPA Amending Agreement also provides that any determination of whether or not the conditions precedent to the effectiveness of an OT Investment Contract have been fulfilled or waived such that it becomes an Approved OT Investment Contract will be made by way of a unanimous decision of the Technical Committee.
PPA Amending Agreement Resolution
At the Meeting, the Company’s shareholders will be asked to consider and, if deemed appropriate, pass the PPA Amending Agreement Resolution in the form attached as Exhibit “A” to this Management Information Circular.

Background
On October 18, 2006, the Company and Rio Tinto entered into the Private Placement Agreement. The Private Placement Agreement contemplates a First Tranche Investment, a Second Tranche Investment and the issuance to Rio Tinto of the Series A Warrants and the Series B Warrants. The First Tranche Investment by Rio Tinto was completed on October 27, 2006. At the closing of the First Tranche Investment, the Company issued to Rio Tinto 37,089,883 Common Shares at a price of US$8.18 per share for an aggregate subscription price of US$303,395,243.
At the closing of the First Tranche Investment, the Company also issued to Rio Tinto the Series A Warrants and the Series B Warrants. As a condition of its approval of the Private Placement Agreement, the TSX required that Rio Tinto’s right to exercise the Series A Warrants and the Series B Warrants be approved by a majority of the Company’s disinterested shareholders. At a special meeting held on November 30, 2006, the Company’s disinterested shareholders approved Rio Tinto’s right to exercise the Series A Warrants and the Series B Warrants.
Under the terms of the Private Placement Agreement, Rio Tinto’s obligation to complete the Second Tranche Investment is subject to the Company, or a subsidiary of the Company, having obtained an Approved OT Investment Contract. See “Summary of Private Placement Agreement — Second Tranche Investment”. Negotiations between the Company and the Government of Mongolia for an Approved OT Investment Contract commenced in 2003 and Rio Tinto personnel joined the negotiations shortly after the completion of the First Tranche Investment in October 2006. In June 2007, the Company announced that a draft agreement had been reached with the Government of Mongolia that was to be presented to the Mongolian Parliament for ratification. There was, however, no definitive timetable within which such ratification was scheduled to occur.
In the meantime, the Company required additional funding to finance the costs of preparing to start construction of the first of two planned mines at the OT Project, and, with no immediate access to the funds representing the Second Tranche Investment, the Company requested interim financing from Rio Tinto. In October, 2007, the Company and Rio Tinto entered into the Credit Agreement, whereby Rio Tinto agreed to provide the Company with access to up to US$350 million in the form of the Credit Facility. As an inducement to provide the Credit Facility, the Company issued to Rio Tinto the Series C Warrants.
Finalization of an Approved OT Investment Contract was further delayed by a series of Mongolian political events during the fourth quarter of 2007 and throughout 2008, including a national general election and, ultimately, the draft agreement announced in June 2007 was never ratified by the Mongolian Parliament. Large mining development projects like the OT Project typically require items of equipment that are costly and time-consuming to manufacture and must be sourced and ordered long in advance of their anticipated completion and delivery dates. By the third quarter of 2008, the development schedule for the OT Project, which required the Company to initiate the procurement of long lead time items of equipment, was being adversely impacted by the protracted and ongoing delays in obtaining an Approved OT Investment Contract and, without access to the funds representing the Second Tranche Investment, the Company was required to take steps to mitigate the increasing financial burden of funding the ongoing construction of the long lead time items of equipment.
In August 2008, the Company, IMMI and Rio Tinto Alcan entered into the Contract Assignment Arrangement Agreement, whereby Rio Tinto Alcan purchased certain long lead time equipment for the OT Project already acquired or on order by the Company for a purchase price of approximately US$121.5 million. The Company, IMMI and Rio Tinto Alcan also entered into the Put Agreement, which gives Rio Tinto Alcan the right to require IMMI to re-acquire this equipment if and when an Approved OT Investment Contract is obtained.

In July 2009, the Mongolian Parliament voted to authorize the Mongolian Government to conclude an OT Investment Contract with the Company and Rio Tinto and, in August 2009, negotiators for the Company, Rio Tinto and the Government of Mongolia settled on terms of a revised draft OT Investment Contract that was endorsed by the Cabinet and the National Security Council. The Government then requested a special parliamentary session in which the Mongolian Parliament approved changes proposed by the Government to four laws to support and facilitate the finalization of the draft OT Investment Contract, which is expected to be signed by parties before the end of September 2009.
Purpose of the PPA Amending Agreement Resolution
Under the terms of the Private Placement Agreement, Rio Tinto is obliged to complete the Second Tranche Investment once Ivanhoe, or a subsidiary of Ivanhoe, obtains an Approved OT Investment Contract provided that such Approved OT Investment Contract is obtained on or before the Second Tranche Expiry Date. Rio Tinto also has the right, in its sole discretion, to complete the Second Tranche Investment, whether or not Ivanhoe, or a subsidiary of Ivanhoe, obtains an Approved OT Investment Contract, provided that it exercises its right to do so on or before the Second Tranche Expiry Date.
As of the date of this Management Information Circular, the Company and Rio Tinto have not yet entered into an Approved OT Investment Contract. Although the Company expects that the signing of an OT Investment Contract by the Company, Rio Tinto and the Government of Mongolia is imminent, any such signed OT Investment Contract will not become an Approved OT Investment Contract for the purposes of the Private Placement Agreement until Rio Tinto notifies the Company that such signed OT Investment Contract is acceptable. Rio Tinto and the Company have agreed pursuant to the PPA Amending Agreement that any such signed OT Investment Contract will only become an Approved OT Investment Contract once all of the conditions precedent to its effectiveness have been satisfied or waived.
Even if an OT Investment Contract were to be signed before the Second Tranche Expiry Date (currently October 27, 2009), it is considered unlikely that all of the conditions precedent to its effectiveness could be satisfied or waived by that date. Therefore, unless Rio Tinto elects, on or before the Second Tranche Expiry Date, to complete the Second Tranche Investment in the absence of an Approved OT Investment Contract, Rio Tinto’s right, and its obligation, to complete the Second Tranche Investment will expire as of the Second Tranche Expiry Date. Accordingly, the Company and Rio Tinto have agreed, subject to approval by shareholders of the PPA Amending Agreement Resolution, to amend the Private Placement Agreement to extend the Second Tranche Expiry Date in successive thirty (30) day increments, at the discretion of the board of directors of the Company, until the earlier of (i) the Approved OT Investment Contract Date, or (ii) April 27, 2010.
Under the rules and policies of the TSX, shareholder approval is required for amendments to warrants that result in an exercise price which is less than the market price of the underlying securities determined on the date of the amending agreement. Although the rights, and corresponding conditional obligations, of Rio Tinto to complete the Second Tranche Investment are not “warrants” in the context in which that term is customarily used, their essential characteristics are analogous to those of warrants. The Private Placement Agreement provides that the subscription price payable for each Common Share to be purchased by Rio Tinto pursuant to the Second Tranche Investment is US$8.38. As of September 18, 2009, the trading day prior to the date of the PPA Amending Agreement, the market price of a Common Share (which, for the purposes of TSX rules and policies, is the five day volume weighted average price) was Cdn.$13.16 (US$12.27).
The TSX has conditionally approved the extension of the Second Tranche Expiry Date pursuant to the terms of the PPA Amending Agreement provided that the PPA Amending Agreement Resolution is approved by the shareholders of the Company (other than Rio Tinto). If shareholder approval of the PPA Amending Agreement Resolution is not received, Rio Tinto’s right, and its obligation, to complete the Second Tranche Investment will irrevocably expire as of the Second Tranche Expiry Date.

MI 61-101 Valuation and Minority Approval Exemptions
Rio Tinto is a “related party” of Ivanhoe as defined in MI 61-101 and the extension of the Second Tranche Expiry Date pursuant to the terms of the PPA Amending Agreement is a related party transaction subject to the formal valuation and minority approval requirements of MI 61-101. Related party transactions in respect of which neither the fair market value of the subject matter, nor the fair market value of the consideration therefor, exceeds 25% of the issuer’s market capitalization are exempt from the formal valuation and minority approval requirements of MI 61-101.
For the purposes of MI 61-101, the board of directors of the Company has determined that the fair market value of the Second Tranche Investment is US$564,451,526 and the Company’s market capitalization(1) is Cdn.$3,744,622,303 (US$3,474,642,574). Accordingly, since the fair market value of the Second Tranche Investment is less than 25% of the Company’s market capitalization, the extension of the Second Tranche Expiry Date pursuant to the terms of the PPA Amending Agreement is exempt from the formal valuation and minority approval requirements of MI 61-101.
Recommendation of the Company’s board of directors
One of the key considerations that the Company took into account in evaluating its strategic options for the development and financing of the OT Project was the potential benefit of securing the participation of a major international mining company, and the perceived advantages of doing so heavily influenced the Company’s decision in 2006 to enter into the Private Placement Agreement with Rio Tinto.
The First Tranche Investment and the Credit Facility represented significant initial financial commitments to the OT Project by the Rio Tinto Group and the anticipated future completion of the Second Tranche Investment and the exercise by Rio Tinto of the Private Placement Warrants are opportunities for the Company and its shareholders to further secure Rio Tinto’s long term commitment to the OT Project and to further mitigate financing risk related to the OT Project.
Based upon the foregoing and all relevant considerations, the Company’s board of directors (Bret Clayton having declared his interest as a senior officer of the Rio Tinto Group and abstained from voting) unanimously recommends that the Company’s shareholders approve the PPA Amending Agreement Resolution.
Information concerning the Rio Tinto Group
The Rio Tinto Group is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
The Rio Tinto Group’s business is finding, mining and processing mineral resources. Major products are aluminum, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

(1)
For the purposes of MI 61-101, “market capitalization” is the product of the number of Common Shares outstanding on August 31, 2009 multiplied by the simple average of the closing prices of a Common Share on the TSX for the twenty (20) business days preceding August 31, 2009.

Existing Contractual Arrangements between the Company and Rio Tinto Group
Private Placement Agreement
On October 18, 2006, the Company entered into the Private Placement Agreement with Rio Tinto. On October 27, 2006, the First Tranche Investment by Rio Tinto was completed, pursuant to which the Company issued 37,089,883 Common Shares to Rio Tinto at a price of US$8.18 per share, for an aggregate subscription price of US$303,395,243. The First Tranche Investment represented, upon issuance, 9.95% of the issued and outstanding Common Shares of the Company.
Rio Tinto also agreed to make the Second Tranche Investment, pursuant to which Rio Tinto will, subject to the terms and conditions of the Private Placement Agreement, purchase a further 46,304,473 Common Shares at a price of US$8.38 for an aggregate subscription price of US$388,031,484, subject to the Company or a subsidiary of the Company having obtained an Approved OT Investment Contract. Rio Tinto has the right to waive this condition in its sole discretion. Rio Tinto’s right, and its obligation, to complete the Second Tranche Investment expires on the Second Tranche Expiry Date.
As part of the First Tranche Investment, the Company issued to Rio Tinto the Series A Warrants and the Series B Warrants. The Series A Warrants entitle Rio Tinto to purchase up to 46,026,522 Common Shares at prices per Common Share ranging from US$8.38 to US$8.54 depending on when they are exercised. The Series A Warrants expire 365 days after the Warrant Determination Date. The Series B Warrants entitle Rio Tinto to purchase up to 46,026,522 Common Shares at prices per Common Share ranging from US$8.38 to US$9.02 depending on when they are exercised. The Series B Warrants expire 725 days after the Warrant Determination Date.
Rio Tinto has been granted pre-emptive rights entitling Rio Tinto to participate, subject to certain specific exceptions, in future issuances of Common Shares on a basis sufficient to maintain its percentage shareholding interest in the Company on economic terms equivalent to those upon which any such Common Shares are issued to third parties.
The Company has agreed that it will use not less than ninety per cent (90%) of the proceeds from all Common Shares issued to Rio Tinto under the terms of the Private Placement Agreement, including the First Tranche Private Placement, the Second Tranche Private Placement and the exercise, if any of the Private Placement Warrants, on expenditures in furtherance of the OT Project.
Rio Tinto has agreed that, until October 27, 2011, the Rio Tinto Group will not, subject to certain exceptions, engage in any specified takeover bid activities in respect of the Common Shares or acquire directly or indirectly or hold more than 46.65% of the outstanding Common Shares. If, prior to October 27, 2011, Rio Tinto proposes to sell more than 5% of the outstanding Common Shares to any person other than a member of the Rio Tinto Group or an institutional investor who meets certain prescribed criteria and not pursuant to an Ivanhoe Control Transaction, the Company will have the right to place such Common Shares on at least equivalent terms with a third party or parties selected by the Company and acceptable to Rio Tinto, acting reasonably.
Rio Tinto is entitled, but not obliged, to nominate directors to the Company’s board of directors in proportion to the Rio Tinto Group’s holdings of the issued and outstanding Common Shares. When Rio Tinto is entitled to nominate more than one director, at least half of Rio Tinto’s nominees must be “independent directors” within the meaning of applicable securities laws. Rio Tinto is also entitled to nominate one financially literate and independent director to the Company’s audit committee.

Rio Tinto and the Company have established a Technical Committee to manage all aspects of the engineering, construction, development and operation of the OT Project. Through the Technical Committee, Ivanhoe and Rio Tinto cooperatively oversee and supervise all operations in respect of the OT Project. The Technical Committee consists of two members from the Company, two members from Rio Tinto and a fifth member who acts as chair of the Technical Committee and has a casting vote. The Company currently holds the right to appoint the chair of the Technical Committee but, as of October 27, 2009, the right to appoint the chair of the Technical Committee will pass to Rio Tinto. Currently, certain specified material decisions of the Technical Committee require the unanimous approval of all of the Technical Committee representatives of Rio Tinto and the Company. As of and from October 27, 2009, all such specified material decisions of the Technical Committee will require only majority approval.
Rio Tinto has also been granted a right of first refusal in respect of any proposed disposition of Ivanhoe’s interest in the OT Project and, until October 24, 2012, a right of first offer to provide any equity financing that the Company proposes to obtain. The Company has also agreed that, until October 24, 2012, it will not issue any Common Shares to any person who is not an institutional or retail investor, if as a result, such person would beneficially own more than five per cent (5%) of the issued and outstanding Common Shares. The Company can elect to terminate this restriction by waiving the obligation of Rio Tinto not to hold more than 46.65% of the outstanding Common Shares.
Credit Agreement
On October 24, 2007, the Company and Rio Tinto entered into the Credit Agreement pursuant to which Rio Tinto agreed to make the Credit Facility available to Ivanhoe. The aggregate principal amount advanced to Ivanhoe under the Credit Facility was US$350 million.
Amounts outstanding under the Credit Facility bear interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate plus 3.3%. In the absence of a default by the Company, accrued interest up to an aggregate maximum of US$108 million is, together with the principal amount, convertible into Common Shares. Accrued interest over and above US$108 million is payable in cash.
Subject to Rio Tinto’s right to demand earlier repayment, the outstanding principal amount and all accrued and unpaid interest is repayable in full on September 12, 2010. Rio Tinto has the right to demand repayment earlier than September 12, 2010 upon the occurrence of certain specified events, including (a) the completion by Rio Tinto of the Second Tranche Investment or the exercise by Rio Tinto of any of the Series A Warrants, Series B Warrants or Series C Warrants, (b) a change of control of the Company, (c) subject to certain exceptions, the completion by the Company or any of its subsidiaries of an equity financing to a third party other than Rio Tinto or its affiliates, or (d) the sale by the Company or any of its subsidiaries of assets having an aggregate value in excess of US$50 million. The Company has no right to prepay the Credit Facility.
The aggregate principal amount of the Credit Facility and up to US$108 million of accrued and unpaid interest is convertible at the option of Rio Tinto into Common Shares at a price of US$10.00 per Common Share. Provided that the Company is not in default, and unless the aggregate principal amount and all accrued and unpaid interest has previously been repaid in full, the aggregate principal amount of the Credit Facility and up to US$108 million of accrued and unpaid interest will be automatically converted into Common Shares as of September 12, 2010.

As security for the performance by the Company of its obligations under the Credit Agreement, Rio Tinto holds the following security interests:
(a)	pledges of, and first ranking charges over, the shares of certain of its material subsidiaries through which it beneficially owns, directly or indirectly, its interest in the OT Project;
(b)	a first ranking charge over a 2% net smelter returns royalty that the Company holds in respect of the OT Project; and
(c)	a first ranking general security interest over all assets of the Company.
As an inducement to provide the Credit Facility, the Company issued to Rio Tinto the Series C Warrants. The Series C Warrants entitle Rio Tinto to purchase up to 35,000,000 Common Shares at a price of US$10.00 per Common Share. The Series C Warrants expire on October 24, 2012. As with the Series A Warrants and the Series B Warrants, the Company has agreed to apply not less than 90% of the proceeds from the exercise of the Series C Warrants to fund expenditures in respect of the OT Project.
Contract Assignment Arrangement Agreement and Put Agreement
On August 13, 2008 the Company, IMMI and Rio Tinto Alcan entered into the Contract Assignment Arrangement Agreement which provided for Rio Tinto Alcan to purchase from IMMI certain OT Project equipment already acquired by IMMI, and to take an assignment of certain contracts with third party suppliers for additional OT Project equipment on long lead time order, pending the successful completion of negotiations with the Government of Mongolia for an Approved OT Investment Contract. As consideration for the purchase of the equipment and the assignment of the contracts, Rio Tinto Alcan paid to IMMI an aggregate purchase price of approximately US$121.5 million.
The Company, IMMI and Rio Tinto Alcan also entered into a Put Agreement whereby Rio Tinto Alcan can require IMMI to re-purchase the equipment if an Approved OT Investment Contract is obtained. The Company has guaranteed the performance by IMMI of its obligations to Rio Tinto Alcan under the Put Agreement and the guarantee is secured by the same security interests that secure the Company’s obligations to Rio Tinto under the Credit Agreement. IMMI also has a right of first refusal to re-purchase the equipment if Rio Tinto Alcan intends to deploy the equipment elsewhere or sell it to a third party.
Rio Tinto Pro Forma Holdings
The following table sets out (i) the issued and outstanding Common Shares currently owned by Rio Tinto, (ii) the additional unissued Common Shares that may be issued to Rio Tinto pursuant to the completion of the Second Tranche Investment, the exercise of the Private Placement Warrants and the conversion of the Credit Facility, and (iii) the percentage interest that such Common Shares represents or would represent after giving effect to such issuances, based on the 378,278,376 Common Shares issued and outstanding as of September 14, 2009.

					Aggregate
	Number of		Number of		Percentage of All
	Common Shares		Common Shares		Common Shares
Transaction	Held		Issuable		Outstanding

First Tranche Investment	37,333,655	(1)	N/A		9.87%

Second Tranche Investment	N/A		46,304,473	(2)	19.70%

Exercise of Series A Warrants	N/A		46,026,522		27.55%

Exercise of Series B Warrants	N/A		46,026,522		34.01%

Exercise of Series C Warrants	N/A		35,000,000		38.19%

Exercise of Anti-Dilution Warrants(3)	N/A		1,440,406		38.35%

Conversion of Credit Facility	N/A		45,800,000		43.07%

(1)	Includes additional Common Shares issued pursuant to Rio Tinto’s exercise of its pre-emptive rights under the Private Placement Agreement.

(2)	Assumes no exercise of the Top-up Option under the Private Placement Agreement.

(3)	Represents additional share purchase warrants issued pursuant to Rio Tinto’s exercise of its pre-emptive rights under the Private Placement Agreement.
Voting Covenant of the Company’s Principal Shareholder
Under the terms of a shareholders’ agreement dated October 18, 2006 between the Company’s principal shareholder Mr. Robert M. Friedland and Rio Tinto, Mr. Friedland agreed to vote all Common Shares he beneficially owns, directly or indirectly (the “Friedland Shares”), in favour of all matters contemplated by the Private Placement Agreement for which approval of the Company’s shareholders is required or otherwise sought. On September 21, 2009, Mr. Friedland and Rio Tinto agreed to amend the terms of their shareholders agreement to confirm Mr. Friedland’s agreement to vote the Friedland Shares in favour of the extension of the Second Tranche Expiry Date and the other transactions contemplated by the PPA Amending Agreement.
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Information regarding Interests of Informed Persons in Material Transactions is described under the heading “Interest of Insiders in Material Transactions” on page 32 in the Company’s Management Information Circular dated as of March 27, 2009 which is incorporated by reference into this Management Information Circular.
ADDITIONAL INFORMATION
The Company files reports, statements and other information with the securities administrators in each of the provinces of Canada. These documents are electronically available to the public from SEDAR at the website http://www.sedar.com. Financial information is provided in the Company’s audited financial statements and Management Discussion and Analysis for the year ended December 31, 2008.
The Canadian provincial securities regulatory authorities allow the “incorporation by reference” of information into this Management Information Circular. This means that the Company can disclose important information to you by referring you to another document filed separately with the Canadian provincial securities regulatory authorities. The information incorporated by reference is considered to be a part of this Management Information Circular, except for any information that is superseded by information that is otherwise included in this Management Information Circular or incorporated by reference subsequent to the date of this Management Information Circular.
This Management Information Circular incorporates by reference the documents listed below that the Company has previously filed or will file prior to the date of mailing this Management Information Circular, with the applicable Canadian provincial securities regulatory authorities. These documents contain important information about the Company and its financial condition.

The following documents, or portions of documents, are incorporated by reference into and form an integral part of this Management Information Circular:
(1)	the section entitled “Interests of Insiders in Material Transactions” on page 32 of the Company’s Management Information Circular dated as of March 27, 2009 (filed on SEDAR March 31, 2009); and
(2)
the section entitled “General Development of the Business — Risk Factors” on pages 14 to 25 in the Company’s Annual Information Form for the year ended December 31, 2008 dated March 27, 2009 (filed on SEDAR March 31, 2009).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Management Information Circular to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Management Information Circular.
You can obtain any of the documents incorporated by reference into this Management Information Circular through the Company or from the Canadian provincial regulatory authorities through the SEDAR website at the address disclosed above. Documents incorporated by reference are available from Ivanhoe without charge.
Shareholders may request a copy of information incorporated by reference into this Management Information Circular by contacting Beverly A. Bartlett, Vice President and Corporate Secretary, at Suite 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1, or by telephone at (604) 688-5755. For the purposes of the Province of Quebec, this Management Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained by contacting Beverly A. Bartlett, Corporate Secretary, at the aforementioned address and telephone number. In order for you to receive timely delivery of the documents in advance of the Meeting, the Company should receive your request no later than October 14, 2009.
The Company has not authorized anyone to give any information or make any representation about the PPA Amending Agreement Resolution or the Company that is different from, or in addition to, that contained in this Management Information Circular or in any of the materials that we have incorporated into this Management Information Circular. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct this type of activity, then the solicitation presented in this Management Information Circular does not extend to you. The information contained in this Management Information Circular is accurate only as of the date of this Management Information Circular unless the information specifically indicates that another date applies.
OTHER BUSINESS
As of the date of this Management Information Circular, the Company’s management is not aware of any amendments, variations or other matters that may be brought before the Meeting other than the matters referred to in the Notice of Meeting. However, should matters not now known to management properly come before the Meeting, Common Shares represented by proxies solicited by management of the Company will be voted on each such matter in accordance with the best judgment of the persons named therein.

INFORMATION AND DIRECTORS’ APPROVAL
The contents and the sending of this Management Information Circular and the form of proxy to the shareholders have been approved by the board of directors of the Company.
DATED at Vancouver, British Columbia as of the 21st day of September, 2009.
BY ORDER OF THE BOARD OF DIRECTORS
OF IVANHOE MINES LTD.
(Signed) BEVERLY A. BARTLETT
Vice President and Corporate Secretary

EXHIBIT “A”

PPA AMENDING AGREEMENT RESOLUTION
RESOLVED as an ordinary resolution that:
1.
an amendment to the Private Placement Agreement dated October 18, 2006 between the Company and Rio Tinto International Holdings Limited (“Rio Tinto”), as previously amended November 16, 2006 and October 24, 2007, (the “Private Placement Agreement”) extending the expiry date of Rio Tinto’s right to complete the Second Tranche Private Placement (as defined in the Private Placement Agreement), all as more particularly described in the Company’s Management Information Circular dated September 21, 2009, is hereby authorized and approved; and

2.
any one director or officer of the Company be and is hereby authorized and empowered, acting for, in the name of and on behalf of Company, to execute and to deliver or cause to be delivered, all instruments and documents and to do, or cause to be done, all acts and things as, in the opinion of such one director or officer of the Company, may be necessary or desirable in order to fulfill the intent of the foregoing resolution.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 27, 2010	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary